October 24, 2002




Securities and Exchange Commission
Washington DC  20549

Dear Sir or Madam:

On behalf of Patrick Waddy, who is an Officer of Immucor, Inc. (the "Company"), we are transmitting the Statement of Changes in Beneficial Ownership on Form 4 with respect to the Company's Common Stock.

Sincerely,

/s/ Edward L. Gallup

Edward L. Gallup
President

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4
                  Statement of Changes in Beneficial Ownership

                Filed pursuant to Section 16(a) of the Securities
            Exchange Act of 1934, Section 17(a) of the Public Utility
         Holding Company Act of 1935 or Section 30(f) of the Investment
                               Company Act of 1940


___ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1.       Name and Address of Reporting Person

         Patrick Waddy
         c/o Dominion Biologicals
         5 Isnor Drive
         Dartmouth, NS B3B 1M1 Canada

2.       Issuer Name and Ticker or Trading Symbol

         Immucor, Inc. / BLUD

3. IRS or Social Security Number of Reporting Person (Voluntary)

         NA

4.       Statement for Month/Year

         10/23/02

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person to Issuer (check all applicable)

                  Director
         X        Officer (give title below)
                  10% Owner
                  Other (specify below)

         President of Dominion Biologicals and European Finance Director

7.       Individual or Joint/Group Filing

         Form filed by One Reporting Person                   X
         Form filed by More than One Reporting Person        ___


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TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr.3)

         Common Stock, $ 0.10 par value

2. Transaction Date (Month/Day/Year)

            A.              10/23/02
            B.              10/23/02
            C.              10/23/02
            D.              10/23/02
            E.              10/23/02
            F.              10/23/02
            G.              10/23/02
            H.              10/23/02
            I.              10/23/02
            J.              10/23/02
            K.              10/23/02
            L.              10/23/02
            M.              10/23/02
            N.              10/23/02
            O.              10/23/02
            P.              10/23/02
            Q.              10/23/02
            R.              10/23/02
            S.              10/23/02
            T.              10/23/02

3.       Transaction Code (Instr. 8)
            A.                        X
            B.                        S
            C.                        S
            D.                        S
            E.                        S
            F.                        S
            G.                        S
            H.                        S
            I.                        S
            J.                        S
            K.                        S
            L.                        S
            M.                        S
            N.                        S
            O.                        S
            P.                        S
            Q.                        S
            R.                        S
            S.                        S
            T.                        S
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4.       Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)


                      Amount      (A) or (D)            Price
         A.           39,048          A                 $7.987
         B.              700          D                 $22.29
         C.              200          D                 $22.33
         D.            5,000          D                 $22.35
         E.              400          D                 $22.36
         F.            3,600          D                 $22.40
         G.            5,800          D                 $22.45
         H.              200          D                 $22.48
         I.            6,200          D                 $22.50
         J.            1,100          D                 $22.51
         K.            1,200          D                 $22.52
         L.              600          D                 $22.53
         M.            1,100          D                 $22.55
         N.              500          D                 $22.56
         O.            9,198          D                 $22.60
         P.            1,100          D                 $22.61
         Q.              500          D                 $22.62
         R.              100          D                 $22.64
         S.            1,050          D                 $22.80
         T.              500          D                 $22.83


5.       Amount of Securities        6.  Ownership Form:  7.  Nature of Indirect
         Beneficially Owned at            Direct (D) or     Beneficial Ownership
         End of Month                      Indirect (I)           (Instr. 4)
         (Instr. 3 and 4)                   (Instr. 4)

          7,500   (as previously reported)      D                  N/A

TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)

                  Warrant - right to buy

2.       Conversion or Exercise Price of Derivative Security

                  $7.987

3. Transaction Date (Month/Day/Year)

                  10/23/02

4. Transaction Code (Instr. 8)

                  X

5. Number of Derivative Securities Acquired(A)or Disposed of(D)(Instr.3,4 and 5)

         Options as previously reported     94,500

                (A)            (D)
                N/A           39,048

6. Date Exercisable and Expiration Date (Month/Day/Year)

                  Date Exercisable          Expiration Date

                      12/11/97                  12/11/06

7.       Title and Amount of Underlying Securities (Instr. 3 and 4)

                  Title                       Amount or Number of Shares
                  NA                                   NA

8. Price of Derivative Security (Instr. 5)

                  NA

9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)

          94,500  (as previously reported)
         (39,048) shares disposed
         ---------
          55,452  Total owned at end of month


10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)

         D

11. Nature of Indirect Beneficial Ownership (Instr. 4)

         NA

Explanation of Responses:


/s/Patrick Waddy, by Steven C. Ramsey as Power of Attorney
----------------------------------------------------------
Signature of Reporting Person

10/24/02
Date